File No. 812-16031

As filed with the Securities and Exchange Commission on August 7, 2026

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECOND AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

In the Matter of:

ARK Venture Fund

ARK Investment Management LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Allison Fumai, Esq. Dechert LLP 1095 6th Ave New York, NY 10036 allison.fumai@dechert.com	William J. Bielefeld, Esq. Robert Shapiro, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006 william.bielefeld@dechert.com robert.shapiro@dechert.com

WITH A COPY TO:

ARK Investment Management LLC

Tom Staudt

200 Central Avenue, Suite 220

St. Petersburg, FL 33701

(727) 810-8160

This Application (including Exhibits) contains 22 pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF: ARK Venture Fund AND ARK INVESTMENT MANAGEMENT LLC Investment Company Act of 1940 File No. 812-16031	SECOND AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

ARK Venture Fund (the “Initial Fund”) is a Delaware statutory trust that is registered under the Act and that is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund pursuant to Rule 23c-3 under the Act. ARK Investment Management LLC (the “Adviser”) serves as the Initial Fund’s investment adviser. The Initial Fund and the Adviser are referred to herein as the “Applicants.”

On November 17, 2025, the Securities and Exchange Commission (the “Commission” or the “SEC”) issued an order (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act, granting certain exemptions from each such provision, as described more fully therein (the “Prior Order”).1 The Prior Order permits the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes. Applicants hereby seek an amended order (the “Order”) pursuant to the same Sections and Rules of the Act to permit the Initial Fund to offer (i) a new class of shares (“Exchange Class”) that would be listed on a national securities exchange (an “Exchange”), and (ii) a new class of shares, the ownership of which will be recorded using distributed ledger technology2 (“Tokenized Class”) that may be traded on one or more alternative trading systems (“ATS”) that are subject to Regulation ATS, registered with the SEC, and operated by broker-dealers that are registered with the SEC and members of the Financial Industry Regulatory Authority (“FINRA”) or quoted on one or more other quotation mediums. The Order would supersede the Prior Order, with the result that no person will continue to rely on the Prior Order if the Order is granted.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,3 acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the “FINRA Sales Charge Rule”). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

[1]	ARK Venture Fund & ARK Inv. Mgmt. LLC, Investment Company Act Release No. IC-35744 (Sept. 9, 2025) (notice); Investment Company Act Release No. IC-35787 (Nov. 17, 2025) (order) (“Prior Order”).
[2]	Applicants are not seeking exemptive relief with respect to whether or how distributed ledger technology is used by a Fund to maintain a record of its shareholders.
[3]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

II.	STATEMENT OF FACTS

A.	ARK Venture Fund (the “Initial Fund”)

The Initial Fund’s registration statement on Form N-2 (the “Registration Statement”) was declared effective by the Commission on August 15, 2022, registering the Initial Fund’s initial class of Shares under the Act and the Securities Act of 1933, as amended (the “Securities Act”). The Initial Fund is a Delaware statutory trust that is operated as a non-diversified, closed-end investment company that is operated as an interval fund pursuant to Rule 23c-3 under the Act. The Initial Fund’s investment objective is to seek long-term growth of capital. The Initial Fund seeks to achieve its investment objective by investing primarily in domestic and foreign equity securities of companies that are relevant to the Initial Fund’s investment theme of disruptive innovation.

Pursuant to the Prior Order, the Initial Fund currently offers Class D, Class S and Class U Shares, which are subject to different sales loads, distribution fees, and shareholder services fees. No existing class of shares of the Initial Fund is currently listed on an Exchange or traded on an ATS. If the relief requested herein is granted, the Initial Fund intends to offer (i) Exchange Class shares that will be listed on an Exchange,4 and (ii) Tokenized Class shares that may be traded on one or more ATSs or quoted on a quotation medium.5

The Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.6 In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made equally to all holders of shares of each such Fund and of each class of such Fund, and the percentage taken up and paid for in any repurchase offer will be allocated on a Fund, not class, basis.7

[4]	The Initial Fund is not proposing to record the ownership of Exchange Class shares using distributed ledger technology. However, to the extent an Exchange on which such Exchange Class shares are listed may in the future, with the Commission’s approval, offer tokenization programs, Exchange Class shares may participate in such programs to the extent such participation is consistent with the terms and conditions of this Application and does not cause inequitable treatment of shareholders and will continue to be considered an Exchange Class as described in this Application.
[5]	Although Applicants are not seeking any relief hereunder to permit the Tokenized Shares to be listed or quoted through one or more decentralized finance (“DeFi”) platforms, if the SEC adopts a rule or the staff of the SEC provides guidance of general applicability pursuant to which shares of registered closed-end management investment companies may be listed or quoted through one or more DeFi platforms, Applicants intend that the Tokenized Class shares will be permitted to interact with such DeFi platforms to the same extent as the shares of any other registered closed-end management investment company to the extent such participation is consistent with the terms and conditions of this Application and does not cause inequitable treatment of shareholders.
[6]	Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act. See Rule 23c-3, 17 C.F.R. § 270.23c-3 (2024); Regulation M, 17 C.F.R. §§ 242.100–.105 (2024); Rule 415, 17 C.F.R. § 230.415 (2024).
[7]	Rule 23c-3(b) requires that any repurchase offer by an interval fund be made to all holders of the stock and that the percentage taken up and paid for in any repurchase offer be allocated among all participants on a pro rata basis (subject to limited exceptions). Rule 13e-4(f)(3), (8) impose the same requirements on a Fund that makes periodic tenders pursuant to that Rule.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that rely on Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, “Other Funds”). Shares of a Fund, including Exchange Class shares and Tokenized Class shares, operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).8

In addition, each Fund may offer an “Exchange Privilege” that would permit shareholders of one class of shares to exchange their shares for any other class of shares of the Fund, including Exchange Class shares and Tokenized Class shares.  Any exchange pursuant to the Exchange Privilege will conform to the requirements of Section 11(a) of the Act.  In particular, any exchange would occur at the relative NAVs of the respective share classes.  To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the Act.  A Fund will impose restrictions on exchanges around the dates of dividend payments if necessary to prevent a shareholder from collecting a dividend from more than one class of shares as a result of an exchange of shares.  Exchange Class shares or Tokenized Class shares issued to a shareholder as part of the Exchange Privilege will be newly issued Exchange Class or Tokenized Class shares, as applicable, and not shares purchased in the secondary market.  The issuance of shares in connection with the Exchange Privilege will comply with the Securities Act.

B.	ARK Investment Management LLC

The Adviser is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser serves as the Initial Fund’s investment adviser pursuant to an advisory agreement (the “Investment Advisory Agreement”). The Adviser’s address is 200 Central Avenue, Suite 220, St. Petersburg, FL 33701.

C.	Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from Class D, Class S, Class U Shares, Exchange Class, and Tokenized Class, with respect to their arrangements for sales loads, distribution fees, or shareholder services fees pursuant to and in compliance with Rule 18f-3 under the Act and the terms and conditions of this Application. No class of shares other than the Exchange Class or the Tokenized Class, as applicable, will be listed on any securities exchange, nor quoted on any quotation medium, and the Initial Fund does not expect there to be a secondary trading market for any classes of shares other than the Exchange Class or the Tokenized Class.

[8]	A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; (x) costs attributable specifically to the exchange-listing of the Exchange Class shares (e.g., exchange-listing fees); (xi) costs attributable specifically to recording ownership of the Tokenized Class shares using distributed ledger technology (e.g., transaction fees borne by the Fund); and (xii) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder’s repurchase proceeds (an “Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. The Initial Fund does not intend to impose an Early Repurchase Fee.

III.	EXEMPTIONS REQUESTED

A.	The Existing Multi-Class System

Applicants request exemptive relief, consistent with the Prior Order, to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security”9 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief, consistent with the Prior Order, from Rule 23c-3(b)(1) to the extent that Rule is construed to prohibit the imposition of an EWC by the Funds. No EWC will be charged on Exchange Class shares or Tokenized Class shares.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order, consistent with the Prior Order, pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

[9]	Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

D.	Exchange Listing and ATS Trading of Shares

Applicants do not believe that interval funds, such as the Initial Fund, require any specific relief to either list their shares on an Exchange, trade them on an ATS or to have their shares quoted on a quotation medium, and interval funds have issued both exchange-listed shares10 and shares the ownership of which is recorded using distributed ledger technology and which are traded on an ATS that is a quotation medium.11 The application for the Prior Order, however, included a representation that “[s]hares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.” Accordingly, Applicants seek to amend the Prior Order to permit the Funds to issue classes of shares that are listed on an Exchange, traded on an ATS, or quoted on a quotation medium12 (including Tokenized Class shares) consistent with this Application.13

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

[10]	See, e.g., the RiverNorth Capital & Income Fund, Inc., Registration Statement (Form N-2), SEC File Nos. 811-23067, 333-281399.
[11]	See, e.g., Arca U.S. Treasury Fund, Registration Statement (Form N-2), SEC File Nos. 811-23392, 333-236320.
[12]	Rule 15c2-11(e)(8) under the Exchange Act defines “quotation medium” to mean “any ‘interdealer quotation system’ or any publication or electronic communications network or other device that is used by brokers or dealers to make known to others their interest in transactions in any security, including offers to buy or sell at a stated price or otherwise, or invitations of offers to buy or sell.” The Commission has stated that “ATSs are included in the definition of ‘quotation medium’ if they display subscriber orders to any person other than ATS employees.” Publication or Submission of Quotations Without Specified Information, Exchange Act Release No. 34-41110 (Feb. 25, 1999). While Applicants do not currently anticipate that the Exchange Class or Tokenized Class shares will be quoted on a quotation medium other than an ATS, Applicants do not believe that the quotation of the Exchange Class or Tokenized Class shares on such a quotation medium would raise policy or investor protection concerns that are different from those presented by the listing of the shares on an Exchange or the trading of the shares on an ATS.
[13]	As with other exchange-listed securities, Exchange Class shares may also trade through an ATS or be quoted on other quotation mediums. See, e.g., Exchange Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019) at n. 551 (“In the first quarter of 2019, 64% of [Exchange-Traded Fund] trading by dollar volume was executed on exchanges, 26% over the counter without using [ATSs], and 10% over the counter using ATSs.”). Applicants do not believe that the trading or quotation of the Exchange Class shares through such systems raises any issues different from the Exchange listing of the Exchange Class shares discussed herein.

V.	DISCUSSION

A.	Background

Since Rule 23c-3, pursuant to which interval funds operate, was adopted in April 1993,14 there have been multiple innovations in the interval fund market. Since 1998, the Commission has granted relief to numerous closed-end investment companies permitting them to impose EWCs and to impose distribution and/or service fees.15

The applications pursuant to which such relief has historically been granted, however, including the application for the Prior Order, include a representation that any shares of the closed-end funds that rely upon such relief would not be listed on any securities exchange, nor quoted on any quotation medium, and that the applicants do not expect there to be a secondary trading market for their shares. Applicants believe, however, that subject to the conditions described herein, permitting the Exchange Class shares to be listed on an Exchange, and/or the Tokenized Class shares to be traded on one or more ATSs, does not raise significant policy concerns, and is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.	Operation of the Multi-Class System

Consistent with the Prior Order, Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares as described herein might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

As described above, the Initial Fund currently offers Class D, Class S, and Class U shares. None of Classes D, S, or U are currently listed on an Exchange or traded on an ATS or quoted on another quotation medium, and no secondary market exists for the Class D, S or U shares. Each class is subject to the same management fee, the same interest payment on borrowed funds, and the same acquired fund fees and expenses.

The Initial Fund additionally intends to offer two additional classes of shares: the Exchange Class shares and the Tokenized Class shares. The Exchange Class shares will be listed on an Exchange. The Exchange Class shares will be issued onto such Exchange pursuant to an at-the-market offering,16 will be sold without a sales load, and may be subject to distribution and shareholder services fees.

[14]	Repurchase Offers by Closed-End Management Investment Companies, Investment Company Act Release No. 19,399 (Apr. 7, 1993) (the “Adopting Release”).
[15]	See, e.g., the Prior Order; AMG BBH Asset-Backed Credit Fund LLC and Brown Brothers Harriman Credit Partners LLC, Investment Company Act Release No. 36080 (April 10, 2026) (notice); Investment Company Act Release No. 36142 (May 6, 2026) (order); Regan Capital Alternative Income Fund and Regan Capital, LLC, Investment Company Act Release No. 36072 (March 26, 2026) (notice); Investment Company Act Release No. 36122 (April 21, 2026) (order); Megacorn Fund and Forge Global Advisors LLC, Investment Company Act Release No. 36020 (March 17, 2026) (notice); Investment Company Act Release No. 36087 (April 14, 2026) (order); Dawson Private Markets Evergreen Fund and Dawson Partners (US) Inc., Investment Company Act Release No. 36017 (March 16, 2026) (notice); Investment Company Act Release No. 36083 (April 13, 2026) (order).
[16]	The Fund intends to make Exchange Class shares available through a shelf-registration statement filed on Form N-2 and in compliance with general instructions A.2.a-c thereof. Pursuant to general instruction I.B.1 of Form S-3 (which is incorporated by reference into Form N-2 by general instruction A.2.a), an issuer is eligible to make such an offering provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates is $75 million or more, computed by use of the price at which the common equity was last sold or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing. The Fund currently has 17,999,851 Class D, 314,085 Class S and 995 Class U shares outstanding that are not owned by affiliates, and the sale price for such shares as of May 15, 2026 was $49.83, $49.69, and $49.70, for each class respectively, providing an aggregate market value of approximately $912.6 million as of that date. Accordingly, the Fund is eligible to rely on this instruction for purposes of its shelf registration.

The Tokenized Class shares will be distributed either by registered broker-dealers or directly by the Fund’s transfer agent, will be sold without a sales load, and may be subject to distribution and shareholder services fees. Tokenized Class shares will be issued through the Initial Fund’s subscription process. A shareholder’s record of ownership of a Tokenized Class share will be recorded using distributed ledger technology. Tokenized Class shares may be traded on one or more ATSs or quoted on another quotation medium or be traded through peer-to-peer transactions between whitelisted wallets (as described below).

All classes of shares of the Initial Fund will be issued by the Initial Fund at the applicable class’s then-current net asset value (“NAV”), and investors will be able to purchase shares from the Initial Fund at such NAV plus any applicable sales or distribution charge.17 To the extent that the Initial Fund offers shares of any class at a premium to such class’s then-current NAV, it will offer shares of all classes subject to the same premium. Further, the Initial Fund will comply with Section 23(b) of the Act in issuing its shares, including any Exchange Class shares and Tokenized Class shares, and will not sell any shares of its common stock at a price below the applicable class’s then-current NAV unless the same offer is made to holders of all classes of the Initial Fund’s common stock. The Exchange Class shares and Tokenized Class shares will be subject to the same management fee, interest payments on borrowed funds, and acquired fees and expenses as each of the Initial Fund’s existing classes. However, each of the Exchange Class shares and Tokenized Class shares will be subject to “Other Expenses” related to its particular operation. Such expenses may include, among others, costs associated with Exchange listing; costs payable to the Depository Trust & Clearing Corporation (“DTC”); costs payable to transfer agents, tokenization agents and other service providers that provide class specific services; and, for the Tokenized Class shares, transaction (gas) fees associated with the sale and repurchase of shares or the distribution of dividends. Such expenses will be allocated to the Exchange Class or Tokenized Class, as applicable, consistent with Rule 18f-3 and will be reflected in the “Other Expenses” for such classes. Such expenses will not have an effect on the NAVs or expense ratios of the other classes of the Initial Fund.

In addition, depending upon the listing rules of the Exchange on which the Initial Fund lists the Exchange Class shares, the Initial Fund may be required to hold annual meetings of shareholders, which, because all classes of shares will have the same voting rights except with respect to matters solely related to that class, will require a meeting of shareholders of all classes of the Initial Fund’s shares. If such annual meetings of shareholders are required by the listing rules of the applicable Exchange, the holders of all classes of shares of the Initial Fund will be able to participate in and will benefit from such annual meetings, and the expenses associated with such annual meetings will be allocated across all shareholders of the Initial Fund consistent with Rule 18f-3. To the extent that the Initial Fund is required to hold an annual meeting of shareholders to comply with the listing rules applicable to the Exchange Class, the Initial Fund will disclose in its registration statement that the non-Exchange listed classes will pay a portion of the related expenses, even though they are only subject to the requirement due to the listing rules applicable to the Exchange Class.

With respect to all classes of shares of the Initial Fund, including Exchange Class shares and Tokenized Class shares, when an investor purchases shares from the Fund in a primary transaction (including through an at-the market offering for Exchange Class shares), the purchase price of the shares will be the applicable class’s NAV in effect on the date the Initial Fund receives the purchase in good order, plus any applicable sales or distribution charge. An investor will become a shareholder of the Fund, including for tax purposes, and the shares will be issued, once the investor’s funds have cleared and the Initial Fund accepts the investor as a shareholder. While the time between submission of a purchase order and clearance of the investor’s funds may differ depending upon the payment method an investor uses, it is not expected that any class will be systematically advantaged or disadvantaged with respect to the settlement of purchase transactions from the Initial Fund.18 Likewise, all shareholders who tender shares for repurchase in a repurchase offer will receive the same repurchase price, but some shareholders may receive proceeds more quickly depending upon their chosen means of payment. All payment options, however, will be available to holders of all classes of shares.19

[17]	With respect to the at-the-market offering of the Exchange Class shares, the Fund anticipates that it will sell such Exchange Class shares to one or more participating underwriters at NAV, and that such underwriters may resell such shares on the Exchange at a premium to NAV based on current market prices. The underwriters will keep any difference between the NAV at which they purchase the Exchange Class shares from the Fund and the market price of the shares as compensation for their services.
[18]	To comply with Exchange listing rules, it is expected that purchases of Exchange Class shares from the Initial Fund through the at-the-market offering will settle on a T+1 basis. T+1 settlement will be available to other classes as well, however, for investors that elect to use a payment mechanism that provides for the delivery of funds on that basis.
[19]	The Initial Fund currently allows investors to receive repurchase proceeds via check or wire. To the extent that, in the future and consistent with applicable law, the Initial Fund allows investors to receive repurchase proceeds in stablecoins, the Initial Fund will make this option available to shareholders of all classes who have approved wallets into which such stablecoins can be delivered.

In addition, to comply with Exchange listing rules, it is currently expected that the record date for dividends for non-Exchange Class shares (including Tokenized Class shares) will be one business day before the ex-dividend date, whereas due to Exchange requirements, the record date for dividends on Exchange Class shares is expected to be the ex-dividend date. As discussed in more detail below, however, such differences will not advantage or disadvantage any class of shares.

(i)	Exchange Class

Interval funds do not require any relief from the SEC to list their shares on an Exchange, and the listing of such shares is explicitly contemplated in relevant rules. For example, Rule 23c-3 permits an interval fund to suspend its repurchase offer in the event that such offer would cause the fund to become ineligible for listing on the exchange.20 Regulation M likewise contains exclusions for transactions engaged in compliance with Rule 23c-3.21 As noted above, there exist today interval funds the shares of which are listed on Exchanges.

Applicants believe that access to interval funds remains limited, and that many brokerage platforms, especially fintech platforms, are not equipped to handle purchases or tenders of interval fund shares through the NSCC system through which interval fund shares are typically distributed. Applicants believe that this significantly limits the ability of interval funds, such as the Initial Fund, to grow their assets and for shareholders to experience the benefits of economies of scale.

Interval funds also have significantly more flexibility than open-end funds to invest in illiquid assets, which provides interval funds with greater flexibility to provide retail investors with access to private assets. Accordingly, Applicants believe that allowing interval funds to offer an exchange-listed class may meaningfully expand the ability of retail investors to gain access to the private markets through registered products, furthering the priorities of the administration and the Commission.22

[20]	Rule 23c-3(b)(3)(B), 17 C.F.R. § 270.23c-3(b)(3)(B) (2024).
[21]	17 C.F.R. § 242.102(b)(2)(i) (2024). While the relevant exemption from Regulation M will not apply to the exchange-listed or tokenized shares of a Future Fund that makes periodic tender offers pursuant to Rule 13e-4 under the Exchange Act, Applicants nonetheless believe that the extension of the requested relief to such Future Funds does not raise policy or investor protection concerns that are different from those raised by the application of the relief to funds that operate as an interval funds pursuant to Rule 23c-3 under the Act.
[22]	Exec. Order No. 14330, Democratizing Access to Alternative Assets for 401(K) Investors, 90 Fed. Reg. 38921 (Aug. 7, 2025) (“It is the policy of the United States that every American preparing for retirement should have access to funds that include investments in alternative assets when the relevant plan fiduciary determines that such access provides an appropriate opportunity for plan participants and beneficiaries to enhance the net risk-adjusted returns on their retirement assets.”); Paul Atkins, Chairman, SEC, Remarks at the Investment Advisory Committee Meeting, (Sept. 18, 2025) https://www.sec.gov/newsroom/speeches-statements/atkins-091825-remarks-investor-advisory-committee-meeting, (Retail access to private markets “is about freedom and fairness. It is about the idea that exposure to the full dynamism of our markets should not be reserved for the wealthiest or for those deemed to be the most sophisticated. . . . The Commission is exploring ways to facilitate the ability of individual investors to participate in the private markets, while at the same time protecting those investors from bad actors and fraud.”)

Further, Applicants believe that Exchange listing of the Exchange Class shares will enhance shareholder liquidity by providing such shareholders the option to sell their shares on an Exchange rather than waiting for a quarterly repurchase option. On each business day, the Initial Fund will disclose prominently on its website, which will be publicly available and free of charge, the Initial Fund’s net NAV as of the close of business of the prior business day. While the Initial Fund will not make its portfolio holdings public on a daily basis,23 Applicants nonetheless believe that providing the previous business day’s NAV will provide shareholders and prospective shareholders with meaningful information concerning the potential premium or discount at which the Initial Fund’s shares are trading. In addition, the Initial Fund will only issue shares at NAV. This will prevent the issuance of new Exchange Class shares from diluting the interests of existing shareholders. Applicants also expect that the ability of participating underwriters to purchase Exchange Class shares from the Initial Fund for resale through the Exchange through an at-the-market offering will increase the supply of Exchange Class shares when there are periods of increased demand and thereby limit the premium at which Exchange Class shares trade. Further, Applicants believe that the Initial Fund’s quarterly repurchase offers will likewise act as a check on discounts to NAV at which Exchange Class shares trade, with shares naturally pricing in a liquidity discount that Applicants anticipate will decrease as the next repurchase offer approaches.

(ii)	Tokenized Class

By itself, tokenization reflects only a change in the manner by which ownership of shares is recorded, and no relief is necessary for an interval fund to issue shares recorded through the use of digital ledger technology, including under the Prior Order. The Initial Fund anticipates, however, that Tokenized Class shares may be traded on one or more ATSs or quoted on other quotation mediums.24 As noted above, there exist today interval funds the shares of which are tokenized and traded on an ATS that is a quotation medium.

Applicants believe that tokenization of shares and ATS trading may present several benefits to shareholders. First, Tokenized Class shares can be held directly in investor wallets, furthering the core American value of self-custody.25 Second, transactions in Tokenized Class shares can settle nearly instantaneously in a peer-to-peer or over-the-counter market, and can be traded over the counter or peer-to-peer transparently, on a 24 x 7 basis. Third, ATSs are regulated as broker-dealers by FINRA and the SEC and thus provide a regulated venue for the trading of tokenized shares. ATS trading generally is less restricted than Exchange trading and, depending upon a specific ATS’s rules, may be open to retail participation, thus providing both retail and institutional investors a regulated route to regular liquidity. Fourth, trading on an ATS may be more cost effective for many investors (particularly where the ATS does not require intermediation), may lead to better and quicker execution in many cases, and may contribute to better price discovery. Fifth, Applicants expect that trading of the shares on an ATS will, depending upon the rules of the specific ATS, allow for trading through extended hours. Quotation of the Tokenized Shares on other quotation mediums may similarly increase the overall liquidity of the Tokenized Class shares. Applicants also acknowledge that ATSs, especially those that do not report transactions pursuant to Regulation NMS, may also have certain disadvantages as compared to Exchanges. Applicants believe, however, that allowing market participants to select whether to purchase Exchange Class shares, Tokenized Class shares, or more traditional classes of shares, allows investors to make their own decisions in terms of balancing the potential advantages and disadvantages of each structure.

In addition, ATSs may have flexibility to allow users to purchase and sell shares for stablecoins or other crypto assets, allowing crypto-native investors to operate within their preferred ecosystem. Intermediaries, including affiliates of a Fund, may offer a service pursuant to which they convert crypto assets (including stablecoins) into U.S. dollars for use in the purchase of Fund shares, or for receipt of proceeds of repurchase offers. Any such exchanges offered by intermediaries would occur outside of the Fund, with the shareholder bearing all costs of converting crypto assets into U.S. dollars (or vice versa) and so would not create any risk of cross-subsidization between the classes. Applicants are not requesting relief to permit a Fund to accept crypto assets (including stablecoins) in exchange for the purchase of Fund shares.

[23]	As a registered closed-end investment company, the Initial Fund will be subject to the selective disclosure requirements of Regulation FD. 17 C.F.R. § 243 et. seq. (2024). In addition, the Adviser, and any sub-adviser or distributor, has adopted or will adopt a Code of Ethics (as required under Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, as applicable) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Adviser has adopted, and any sub-adviser will adopt, policies and procedures to detect and prevent insider trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of its business, to prevent the misuse of material non-public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.
[24]	As noted above, Applicants do not believe that the quotation of the Tokenized Class shares on a quotation medium other than an ATS would raise policy or investor protection concerns that are different from those presented by the trading of the Tokenized Class shares on an ATS.
[25]	Paul Atkins, Chairman, SEC, American Leadership in the Digital Financial Revolution, Speech before the America First Policy Institute (July 31, 2025), https://www.sec.gov/newsroom/speeches-statements/atkins-digital-finance-revolution-073125.

To satisfy its obligations under the Act and the rules thereunder, and to ensure that no class of shareholders is disadvantaged (e.g., by being unable to receive communications from the Initial Fund) the Initial Fund will, in a manner consistent with applicable law, review all wallets that propose to hold Tokenized Class shares to confirm that the Initial Fund (or its agent) has sufficient identifying information on the owner of such wallet, and only approved (“whitelisted”) wallets will be permitted to hold Tokenized Class shares. As part of this review process, the Initial Fund (or its agent) will comply with applicable laws concerning customer and/or investor identification, including any applicable laws concerning the prevention of money laundering and the application of sanctions controls, and will perform anti-money laundering (“AML”) and know-your-customer (“KYC”) reviews.

1.	Trading Mechanics and Price Discovery for Tokenized Class

As noted above, Tokenized Class shares will only be able to be held in approved wallets and will only be usable on DeFi platforms consistent with Commission or staff relief of general applicability and to the extent such use is consistent with the terms and conditions of this Application and does not cause inequitable treatment of shareholders. As a result, Applicants do not currently expect there to be a robust trading market in Tokenized Class shares (although such a market may emerge in the future), and Applicants do not expect that investors will choose the Tokenized Class shares primarily to take advantage of the existence of such a trading market.

Nonetheless, to facilitate transactions amongst those investors who possess whitelisted wallets, and to provide additional liquidity to such shareholders, it is possible that one or more ATSs will list Tokenized Class shares or that such shares may be quoted on one or more other quotation mediums, and that there may be other over-the-counter or peer-to-peer trading to the extent consistent with the Initial Fund’s wallet approval and other compliance obligations. Unlike the common stock of an exchange-listed operating company, in which investors primarily invest to benefit from the fluctuations in price of the security, investors in an interval fund, such as the Initial Fund, primarily benefit from NAV growth and/or the production of regular distributions of investment income. Investors, including holders of Tokenized Class shares, can invest directly with the Initial Fund at NAV on a daily basis and can realize any NAV growth directly through the quarterly repurchase program and experience income through income distributions.26 Moreover, as discussed above, the Initial Fund’s NAV as of the close of the prior business day will be posted on the Initial Fund’s website on each business day, so that investors will have information about the Fund’s current NAV.

Accordingly, ATS (or other over-the-counter or peer-to-peer) transactions in the Tokenized Class shares are not expected to be the drivers of share price or a key means of price discovery for such shares. Instead, Applicants expect that the key driver of price for the Tokenized Class shares will be the Initial Fund’s daily published NAV.27 As noted above, while the Initial Fund will not make its portfolio holdings public on a daily basis, Applicants nonetheless believe that the previous business day’s NAV will provide shareholders and prospective shareholders with meaningful information concerning the potential premium or discount at which the Initial Fund’s shares are trading. This will allow an investor to compare any available offer to purchase or sell Tokenized Class shares to the published NAV to understand the potential level of premium or discount and determine whether to proceed with the transaction in the secondary market or to transact directly with the Initial Fund. For example, an investor seeking immediate liquidity of her shares may consider whether a proposed liquidity discount is one she wishes to pay by selling her shares in the secondary market, or whether she would prefer to wait for the next repurchase offer, which occurs on a known schedule and will be at NAV as of the repurchase pricing date pursuant to Rule 23c-3.28 Conversely, an investor seeking to purchase Tokenized Class shares can decide whether to purchase shares at the proposed price on an ATS or to purchase shares directly from the Initial Fund. While investors may have reasons to select transactions that occur at a premium or discount to NAV, Applicants believe that such investors will have clear insight into the premium or discount they are choosing to pay.

[26]	C.f. Order Exempting Non-Convertible Preferred Securities from Rule 611(a) of Regulation NMS under the Securities Exchange Act of 1934, Exchange Act Release No. 34-57621 (April 4, 2008) (determining that Reg. NMS should not apply to non-convertible preferred stock because, unlike equity securities, non-convertible preferred securities are priced based on benchmark yields rather than market prices). Unlike exchange-listed convertible preferred securities, the Tokenized Class shares will not be exchange-listed, and so are not subject to Reg. NMS.
[27]	For example, Applicants expect that the ability to purchase shares directly from the Initial Fund on a daily basis will make it unlikely that Tokenized Class shares will trade at a significant premium to NAV absent unusual circumstances.
[28]	Although Future Funds that rely on Exchange Act Rule 13e-4 to make periodic tenders for shares are not required to repurchase their shares on a known schedule, investors in such Future Funds will be able to consider whether to seek immediate liquidity by transacting in the secondary market at a potential discount or to wait for the next announced repurchase offer, although the timing of such offer may be unknown.

In addition, while Applicants expect that the Initial Fund’s daily published NAV will act as the primary driver of price, investors will also have information about the scale of premiums or discounts available in the market. In particular, although the Exchange Class shares and the Tokenized Class shares will be different classes, and subject to different expenses and with different features, the public reporting of pricing information with respect to the Exchange Class shares will provide additional input that holders of Tokenized Class shares may find relevant in determining the appropriateness of a proposed premium or discount to NAV.

Notably, the Initial Fund does not require any relief from Regulation M with respect to either the Exchange Class shares or the Tokenized Class shares. In particular, Section 102(b)(2)(i) of Regulation M exempts interval funds, such as the Initial Fund, from Section 102(a) of Regulation M (which generally prohibits issuers from soliciting bids for securities while offerings are ongoing). Indeed, as noted above, there are existing examples of closed-end funds with Exchange Class shares 29 and Tokenized Class Shares.30 Accordingly, the Initial Fund is able to engage in its quarterly repurchase offers in both Exchange Class shares and Tokenized Class shares while also engaging in a continuous offering of securities. While a Fund that relies on Exchange Act Rule 13e-4 is not able to rely on a Regulation M exemption with respect to its Exchange Class or Tokenized Class Shares, such a Fund may suspend the ongoing offering of such shares during the repurchase as necessary to comply with Regulation M. The Initial Fund is not seeking relief from Section 101 of Regulation M, which applies to repurchases by other distribution participants during the existence of an ongoing offering.

Further, the Tokenized Class shares will not be listed on any Exchange and will be distinct from the Exchange Class shares in several important ways. In particular, (i) the Tokenized Class shares and Exchange Class shares will be subject to different fees and expenses, including, but not necessarily limited to, different transfer agency and administrative expenses, and different transaction-related expenses; (ii) the Tokenized Class shares and Exchange Class shares will each have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement, and shall have separate voting rights on any matter submitted to shareholders in which interests of one class may differ from the interests of any other class; and (iii) the Exchange Class shares and the Tokenized Class shares will have different CUSIPs. Accordingly, Applicants believe that the Tokenized Class shares will not be NMS securities as defined in Regulation NMS.

C.	Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(E) further requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

[29]	See, supra note 10.
[30]	See, supra note 11.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system herein may result in shares of a class having priority over another class as to the distribution of assets or payment of dividends and having unequal voting rights, because under the system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class and (iii) the record date for dividend distributions on non-Exchange Class shares will be one business day before the ex-dividend date, whereas, due to Exchange requirements, the record date on the Exchange Class Shares is expected to be the ex-dividend date. Further, the Exchange Class shares and Tokenized Class shares will be listed on an Exchange and may be tradeable on one or more ATSs, respectively, while other classes of the Fund’s shares will not be tradeable on an Exchange or an ATS.

Applicants believe that the implementation of the multi-class system enhances shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares, the means through which an investor desires to hold her shares, and other relevant circumstances. The arrangements permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the Order, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied, including through the adoption of Rule 18f-3, which permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met,31 as well as through numerous orders permitting closed-end funds to issue multiple classes of shares 32 and, more recently, through numerous orders permitting open-end funds to issue both exchange-listed and non-listed shares. 33

Applicants believe that the closed-end investment company multiple class structure, including the offering of an Exchange Class or Tokenized Class, does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The multiple class structure does not relate to borrowings and does not adversely affect a Fund’s assets. In addition, the structure does not increase the speculative character of each Fund’s shares. Applicants also believe that the allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

[31]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20,915 (Feb. 23, 1995).
[32]	See supra note 15.
[33]	See DFA Investment Dimensions Group Inc. et al., Investment Company Act Release No. 35770 (Sept. 29, 2025) (notice); Investment Company Act Release No. 35786 (Nov. 17, 2025) (order).

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate to (i) differences in distribution and/or service arrangements; (ii) Exchange-listing, ATS trading and/or quotation on other quotation mediums and (iii) the manner in which ownership of the shares is recorded. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly situated closed-end funds.34 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders.

Further, Applicants do not believe that the features of the Exchange Class or Tokenized Class of shares discriminate against any group of shareholders or otherwise raise the concerns that Section 18 is intended to address. While holders of Exchange Class or Tokenized Class shares may engage in secondary transactions in shares (via the Exchange, an ATS or through a peer-to-peer transaction, as applicable), and may purchase such shares from third parties at prices above or below NAV in secondary market transactions, such transactions will not involve transactions with the Initial Fund, and so will not create either potentially senior claims on the Initial Fund’s assets or dilution of the interests of other shareholders. In addition, the Initial Fund may offer an Exchange Privilege pursuant to which holders of other classes of shares would be able to exchange their shares for Exchange Class or Tokenized Class shares if they wish to take advantage of these features.

It is possible that transactions in the secondary market for Tokenized Class shares may settle on a different schedule than transactions in Exchange Class shares or existing class shares. In particular, transactions in Tokenized Class shares that occur via an ATS or other over-the-counter venue, or on a peer-to-peer basis, may in some cases settle on a T+0 basis, while transactions in Exchange Class shares are generally expected to settle on a T+1 basis.

When a shareholder is transacting directly with the Initial Fund, as discussed above, depending on the payment mechanism an investor uses, purchases of shares that are made on the same day may settle with the Initial Fund on different days, depending on when the Initial Fund receives the investor’s assets. Applicants do not believe that such settlement differences implicate the concerns of Section 18(c), however, as they will not provide any shareholder or class of shareholders with a preferential right to distribution of the Initial Fund’s assets or the payment of dividends. Further, all repurchases will be priced as of the same repurchase pricing date as required by Rule 23c-3, and all settlement options will be available to all shareholders, and so no class of shares will be systematically advantaged or disadvantaged with respect to the distribution of repurchase proceeds.

[34]	See supra note 15.

With respect to the declaration and payment of dividends, the record date for dividend distributions for non-Exchange Class shares is expected to be one business day before the ex-dividend date, while the record date for dividend distributions for Exchange Class shares is expected to be the ex-dividend date. Applicants expect that the difference in the record dates for non-Exchange Class shares and Exchange-Class shares will be due solely to Exchange rules applicable to the Exchange Class shares, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another.  Applicants do not expect this difference in record dates to have any material economic impact on a particular share class.  The ex-dividend date will be the same for all classes of a Fund, and a Fund will adjust the NAV for all classes on the same day as a result of the dividends to be paid. In addition, Applicants note that the Commission has granted similar relief with respect to dividend declarations with respect to open-end funds that have both an exchange-traded class and a mutual fund class.35

Shareholders of the Initial Fund may elect to receive their dividends in cash or to have their dividends reinvested in additional shares of the same class of the Fund that they currently hold. To the extent shareholders of the Initial Fund elect to receive their dividends in cash, Applicants expect that the cash payment date for each class of shares will be the same. However, to the extent there is any difference in the cash payment dates, to avoid a potential conflict from the situation where the dividends from one class remain invested for the benefit of the entire Initial Fund, the cash held to pay dividends would be held in a custodial account and would not be invested outside of participating in cash sweep vehicles (including money market funds), custodial credit earning programs, or interest-bearing accounts. Applicants anticipate any earnings on such cash held to be negligible.

With respect to shareholders of the Initial Fund who elect to reinvest their dividends in additional shares of the Fund, there may be differences between the timing at which such reinvestment occurs as between the Exchange Class and the non-Exchange Class shares of the Initial Fund. Shareholders in the non-Exchange Classes who wish to reinvest their dividends will be able to do so on the ex-dividend date, and, in certain cases, may be able to reinvest their cash dividends automatically in additional shares of the classes they already hold. Holders of Exchange Class shares who wish to reinvest their dividends, however, may not be able to reinvest their dividends until several days later due to the mechanics of cash and share delivery for holder of Exchange Class shares.

As a result of the difference in when dividends are paid and received for reinvestment, traditional class and Tokenized Class shareholders who reinvest dividends will be continuously invested, while Exchange Class shareholders who reinvest will be “out of the market” for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, Exchange Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between traditional and Tokenized Classes on the one hand, and the Exchange Class on the other, resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the Act for the following reasons:

•	As noted above, Applicants do not believe the potential performance difference will be significant;

•	Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by Exchange Class shareholders may help or hurt investment performance depending upon market conditions;

•	Section 18 does not guarantee equality of performance among different classes of the Initial Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to the classes. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates;

The use of different dividend payment dates is a necessary consequence of the fact that Exchange Class shares are traded on an Exchange while the other share classes are not. The delay between the ex-dividend date and the payment date is an inherent feature that investors currently must accept in order to obtain the other inherent features of the exchange-traded structure. In addition, as noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of the Initial Fund have voting rights based on the number of shares owned, and because the shareholders in the non-Exchange Classes may be able to reinvest dividends sooner than shareholders in the Exchange Class, each non-Exchange Class shareholder could obtain more voting power than an Exchange Class shareholder in the days immediately following an ex-dividend date.

[35]	See supra note 33.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Initial Fund will have equal voting rights in that each share will be entitled to one vote per share and a fractional vote per fractional share.36 While the voting power of a non-Exchange Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the Exchange Class and non-Exchange Class(es) have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between these classes, it is extremely unlikely that the outcome of a proxy vote would ever be affected. In addition, Applicants note that proxy votes are expected to be infrequent, and Applicants will endeavor to establish the date of any proxy vote at a time when there would be less potential for disparities in voting power between the classes (e.g., shortly, but not immediately, after ex-dividend date for the Exchange Class).

Each Applicant is aware of the need for full disclosure of the multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.37 Further, to the extent that the Initial Fund is required to hold an annual meeting of shareholders to comply with the listing rules applicable to the Exchange Class, the Initial Fund will disclose in its registration statement that the non-Exchange listed classes will pay a portion of the related expenses, even though they are only subject to the requirement due to the listing rules applicable to the Exchange Class. Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports 38 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.39 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

[36]	Future Funds may, alternatively, provide that each shareholder will have one vote per each dollar of NAV (number of shares owned multiplied by the NAV per share) and a fractional vote per each fractional dollar amount. A Fund’s method of determining voting rights will be disclosed in its organizational documents.
[37]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[38]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
[39]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

The multi-class requested relief is similar to the exemptions discussed above granted by the Commission to the AMG BBH Asset-Backed Credit Fund LLC and Brown Brothers Harriman Credit Partners LLC, Regan Capital Alternative Income Fund and Regan Capital, LLC, Megacorn Fund and Forge Global Advisors LLC, and Dawson Private Markets Evergreen Fund and Dawson Partners (US) Inc.40 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

In addition, the Commission has recently granted approval for open-end funds to have both exchange-listed and unlisted classes (“ETF share class relief”).41 Applicants believe that an interval fund with an exchange-listed class does not raise the same issues under the Act as an open-end fund, however, as interval funds are not subject to Section 22(d) of the Act or Rule 22c-1 thereunder. Nonetheless, the ETF share class relief demonstrates that it is possible for a registered investment company to have both exchange listed and unlisted classes while addressing the concerns underlying Section 18 of the Act. In addition, purchases and repurchases of all classes of shares of a Fund will be done on the same basis, and so the requested relief does not raise the same cross-subsidization concerns as are raised by open-end funds that offer both exchange-listed and traditional classes of shares.

In addition, the SEC recently granted relief to allow a registered broker-dealer to make a market in a mutual fund’s tokenized class.42 While the Initial Fund, as a closed-end interval fund, does not require the same relief as was requested in the WisdomTree Application, that application similarly permits for the creation of a secondary market in tokenized shares, as is contemplated by the Application.

Based on the foregoing, Applicants believe that there is ample precedent for the implementation of a multi-class system, including with respect to classes of shares that are listed on an Exchange or tokenized and tradeable on an ATS.

D.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. However, no EWC will be charged on the Exchange Class shares or Tokenized Class shares. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges are paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the Rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition” of CDSLs.43 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].44

[40]	See AMG BBH Asset-Backed Credit Fund LLC and Brown Brothers Harriman Credit Partners LLC supra note 14; Regan Capital Alternative Income Fund and Regan Capital, LLC supra note 14; Megacorn Fund and Forge Global Advisors LLC supra note 14; and Dawson Private Markets Evergreen Fund and Dawson Partners (US) Inc. supra note 14.
[41]	See supra note 33.
[42]	See WisdomTree Digital Trust et al., Investment Company Act Release No. 35912 (Jan. 26, 2026) (notice); Investment Company Act Release No. 35968 (Feb. 23, 2026) (order) (the “WisdomTree Application”).
[43]	Adopting Release, supra note 14. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”
[44]	Adopting Release, supra note 14.

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That Rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.45 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.46 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.47 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

[45]	Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.
[46]	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
[47]	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

The Commission has previously granted the same type of exemptive relief requested herein.48 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

No EWC will be charged on the Exchange Class shares or Tokenized Class shares.

E.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”49 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.50 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the Rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.51 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those Rules as though applicable to interval funds.

[48]	See, e.g., the Prior Order; AMG BBH Asset-Backed Credit Fund LLC and Brown Brothers Harriman Credit Partners LLC, supra note 14; Regan Capital Alternative Income Fund and Regan Capital, LLC, supra note 14; Megacorn Fund and Forge Global Advisors LLC, supra note 14; Dawson Private Markets Evergreen Fund and Dawson Partners (US) Inc., supra note 14.
[49]	Exemption from Section 22(d) to Permit the Sale of Redeemable Securities at Prices That Reflect Different Sales Loads, Investment Company Act Release No. 14390 (Feb. 22,1985).
[50]	Id.
[51]	Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards. As noted above, no EWC will be charged on the Exchange Class shares or Tokenized Class shares.

F.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose a distribution and/or service fee. 52

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the Rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,53 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.54

[52]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.
[53]	See Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11414 (Oct. 28, 1980).
[54]	Id

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by such Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those Rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those Rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies. In addition, each Fund relying on the Order will comply with the provisions of Rule 18f-3, and any costs attributable specifically to a class will be allocated exclusively to that class, except that costs of annual shareholder meetings, if required by the Exchange-listing rules applicable to the Exchange Class, will be borne by all classes in accordance with the requirements of Rule 18f-3.

2.	Each business day, each Fund will disclose prominently on its website, which will be publicly available and free of charge, its current net asset value per share as of the end of the prior business day.

3.	No Fund will impose any EWC on any Exchange Class shares or Tokenized Class shares.

4.	Each Fund will clearly disclose in its registration statement and on its website that purchases and sales on an Exchange, an ATS, or in peer-to-peer transactions may be at prices other than NAV, which may result in shareholders purchasing shares for more than, or selling shares for less than, NAV.

5.	To the extent that a Fund is required to hold an annual meeting of shareholders to comply with the listing rules applicable to the Exchange Class, such Fund will disclose in its registration statement that the non-Exchange listed classes will pay a portion of the related expenses, even though they are only subject to the requirement due to the listing rules applicable to the Exchange Class.

6.	Each Fund (or its agent on the Fund’s behalf) will, in a manner consistent with applicable law, perform anti-money laundering and know your customer reviews of all wallets that propose to hold Tokenized Class shares to confirm that the Initial Fund (or its agent) has sufficient identifying information on the owner of such wallet, and only approved wallets will be permitted to hold Tokenized Class shares. In doing so, each Fund will comply with applicable laws concerning customer and investor identification, including any applicable laws concerning the prevention of money laundering and the application of sanctions controls.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is 200 Central Avenue, Suite 220, St. Petersburg, FL 33701, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

Applicants have caused this Application to be duly signed on their behalf on the 7th day of August, 2026.

ARK Venture Fund

Dated: August 7, 2026	By:	/s/ Thomas G. Staudt
Name: Thomas G. Staudt
Title: President

ARK Investment Management LLC

Dated: August 7, 2026	By:	/s/ Thomas G. Staudt
Name: Thomas G. Staudt
Title: Chief Operating Officer

EXHIBIT A

Resolutions of the Board of Trustees of ARK Venture Fund

RESOLVED, that appropriate officers and agents of ARK Venture Fund (the “Fund”) be, and hereby are, authorized, empowered and directed on behalf of the Fund, to cause to be prepared, executed and filed with the Securities and Exchange Commission an application for multiple class exemptive relief (the “Application”) and any and all immaterial amendments to the Fund’s Application, to be in such form as the officer executing the same shall approve, such approval to be conclusively evidenced by his or her execution thereof; and be it

FURTHER RESOLVED, that any officer or trustee of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Application for the order.

EXHIBIT B

Verifications of ARK Venture Fund and ARK Investment Management LLC

The undersigned states that he has duly executed the attached application dated August 7, 2026 for and on behalf of ARK Venture Fund in his capacity as the President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas G. Staudt
Name:	Thomas G. Staudt
Title:	President

The undersigned states that he has duly executed the attached application dated August 7, 2026 for and on behalf of ARK Investment Management LLC, in his capacity as the Chief Operating Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas G. Staudt
Name:	Thomas G. Staudt
Title:	Chief Operating Officer